UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

Administradora de Fondos de Pensiones Provida S.A.

(Name of Subject Company (Issuer))

MetLife, Inc.

(Names of Filing Persons (Offerors))

Common Stock, without nominal (par) value

(Title of Class of Securities)

N/A

(CUSIP Number of Class of Securities)

American Depositary Shares (ADS) each representing

fifteen shares of Common Stock, without nominal (par) value

(Title of Class of Securities)

00709P108

(CUSIP Number of Class of Securities)

Matthew Ricciardi

MetLife, Inc.

1095 Avenue of the Americas

New York, New York 10036

Telephone: (212) 578-2675

(Name, Address and Telephone Numbers of Person Authorized

to Receive Notices and Communications on Behalf of Filing Persons)

Copy to:

Robert J. Sullivan

Paola Lozano

Skadden, Arps, Slate, Meagher & Flom LLP

Four Times Square

New York, New York 10036

(212) 735-3000

CALCULATION OF FILING FEE

Transaction Valuation	Amount of Filing Fee
Not applicable	Not applicable

☐	Check the box if any part of the fee is offset as provided by Rule 0-11 (a) (2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

On February 14, 2013, during MetLife, Inc.’s (“MetLife”) quarterly conference call to discuss its financial results for the fourth quarter of 2012, Steven A. Kandarian, MetLife’s Chairman, Chief Executive Officer and President, made the following remarks regarding MetLife’s previously announced agreement to acquire Administradora de Fondos de Pensiones Provida S.A., a pensions fund administrator incorporated under the laws of Chile (“Provida”):

“Consistent with our strategy to Grow Emerging Markets, another significant development is our agreement to acquire AFP Provida, the largest pension provider in Chile, from BBVA for $2 billion in cash. MetLife is the number one life insurer in Chile, and the Provida deal will further strengthen our market position. Employees in Chile are required to contribute a fixed percentage of their salaries to a mandatory pension system. Pension companies such as Provida charge an administrative fee on contributions, not assets under management. As a result, fee income does not fluctuate with market changes. Provida is the number one player in the market, with a 29% market share.

“With this acquisition, MetLife’s operating earnings from emerging markets are expected to grow from 14% today to approximately 17%, which brings us closer to our 2016 target of at least 20%. Also, as a fee-based business, Provida is consistent with our strategy of increasing our earnings from low capital intensity product offerings.

“In addition to being an excellent strategic fit, the Provida acquisition is very attractive on a financial basis. As I’ve said before, we strive to strike the right balance between growth, profitability and risk. We are acquiring Provida for approximately 10 times projected forward earnings of roughly $200 million and anticipate that the transaction will be accretive to operating earnings by approximately 5 cents per share in 2013 and 15 cents per share in 2014.”

“In addition, I have also discussed our goal of improving the free cash flow generation of our businesses. We estimate that approximately 70% of Provida’s earnings will result in free cash flow available to our holding companies.”

“I think the merits of this transaction are clear. It’s important to note that the current regulatory restriction on our ability to repurchase shares was not the motivation to acquire Provida. We are doing this deal because it makes strategic and financial sense for our shareholders.”

Important Notice

The tender offer referred to herein has not yet commenced. The description contained herein is for informational purposes only and is not an offer to buy or the solicitation of an offer to sell any securities. At the time the tender offer is commenced, it shall be conducted in accordance with applicable law in Chile and the United States, and MetLife or one or more of its wholly-owned affiliates will file a tender offer statement on either Schedule TO or Form CB with the Securities and Exchange Commission (the “Commission”) (and such documentation as may be required to be filed with applicable government authorities in Chile), and Provida will file a solicitation/recommendation statement on Schedule 14D-9 (and such documentation as may be required to be filed with applicable government authorities in Chile) with respect to the tender offer. Investors and holders of Provida shares are strongly advised to carefully read the tender offer statement (including the offer to purchase, the letter of transmittal (or Chilean equivalent, if applicable) and the related tender offer documents) and the related solicitation/recommendation statement when they become available, as they will contain important information, including the various terms of, and conditions to, the tender offer. Once filed, investors and holders of Provida shares will be able to obtain free copies of these documents and other documents filed by MetLife, Provida and BBVA with the Securities and Exchange Commission at the website of the Commission at www.sec.gov. In addition, the tender offer statement, solicitation/recommendation statement and related materials may be obtained for free when they become available from MetLife or Provida.

If commenced, the tender offer shall be governed in accordance with the applicable laws in Chile and in the United States.

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